April 9, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Alyssa Wall, Mara Ransom
Keira Nakada, Theresa Brillant

Re:	UL Solutions Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-275468)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
As representatives of the several underwriters of the proposed public offering of the Company’s Class A common stock by the selling stockholder, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on April 11, 2024, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 2, 2024, through the date hereof:
Preliminary Prospectus dated April 2, 2024:
Approximately 1,600 copies to prospective underwriters, institutional investors, dealers and others.
The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ Charlie Black
	Name:	Charlie Black
	Title:	Managing Director
[Signature Page to Acceleration Request by Underwriters]

J.P. Morgan Securities LLC

By:	/s/ Caroline Cutler Osei
	Name:	Caroline Cutler Osei
	Title:	Vice President
[Signature Page to Acceleration Request by Underwriters]